SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

NIRE 29.300.006.939

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

                Pursuant to article 21-A, §6, of CVM Ruling No. 481, dated as of December 17, 2009, as amended ("CVM Ruling No. 481"), Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 and BRKM6 / CVM Code No. 00482-0) hereby informs its shareholders and the general market that, on this date, the Remote Voting Ballot disclosed on March 29, 2018, and resubmitted on April 10, 2018, related to matters of the Annual and Extraordinary General Meeting to be held on April 30, 2018 (“Meeting”), at 11:00 am, was resubmitted ("Ballot").

                The resubmission of the Ballot relates to the insertion of Mr. Walter Luis Bernandes Albertoni (effective) and Mr. Wilfredo João Vicente Gomes (alternate) as candidates to the separate election of members of the Company's Board of Directors indicated by the preferred minority shareholders, pursuant to article 141, §4, "II" of the Brazilian Corporation Law, with the consequent insertion, in the Ballot, of question 18, related to the insertion of such names, and question 19, related to the application of §5 of the article 141 of the Brazilian Corporation Law if it is verified that neither the holders of common shares nor the holders of preferred shares have reached the quorum legally required in items "I" and "II" of §4 of this same article.

                The resubmission of the Ballot occurs under the terms of the article 21-A, §3, “II”, of CVM Ruling No. 481, due to the clarification provided to the Company by the minority shareholder that such indication has also been performed under the guidance of article 141, §4, “II” of the Brazilian Corporation Law, by shareholders of preferred shares that represent the necessary percentage to request  the inclusion of candidates in the Distance Voting Ballot, under the terms of article 21-L-/I of CVM Ruling No. 481, and not only by shareholders of common shares, as per the §4, “I”, of this same article, and as previously informed to the Company, which, on the other hand, did not own the required percentage.

                Considering that the information now included in the Ballot does not affect any of the proposals related to the Meeting, it is important to clarify that the votes included in the Ballots possibly already sent will be considered valid. In case the shareholders intend to send a new Ballot in order to replace the previous one, it must be performed in compliance with limit deadline previously established, correspondent to 7 (seven) days before the Meeting, as disclosed in the CVM Ruling No. 481, preferably to the same service provider previously used.

                The Company's Investor Relations Department is at your disposal for any further clarification you may need.

Camaçari, April 18, 2018.

Braskem S.A.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

100215235.1 18-abr-18 20:11

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.